Exhibit 99.1

Trillion Energy International Inc.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(Unaudited - Stated in United States dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements for Trillion Energy International Inc. (the “Company”) have been prepared by management in accordance with International Financing Reporting Standards (“IFRS”). These condensed consolidated interim financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company’s auditors. The Company’s Audit Committee and Board of Directors have reviewed and approved these condensed consolidated interim financial statements. In accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators, the Company’s independent auditors have not performed a review of these condensed consolidated interim financial statements.

TRILLION ENERGY INTERNATIONAL INC.

TRILLION ENERGY INTERNATIONAL INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in U.S. dollars)

	Notes	September 30, 2023 (Unaudited)	December 31, 2022

ASSETS
Current assets:
Cash and cash equivalents		$758,694	$926,061
Amounts receivable	3	1,910,866	4,337,825
Prepaid expenses and deposits	4	1,255,340	962,812
Assets held for sale	5	2,004,796	-
Total current assets		5,929,696	6,226,698
Oil and gas properties, net	6	47,007,742	30,049,794
Property and equipment, net	7	913,133	741,727
Total assets		$53,850,571	$37,018,219
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	8,18	$14,429,291	$10,600,080
RSU obligation	17	95,360	295,747
Loans payable	9	2,753,567	145,866
Convertible debt – accrued interest	11	592,005	-
Lease liability	10	27,395	4,057
Total current liabilities		17,897,618	11,045,750
Asset retirement obligation	12	5,313,406	5,316,470
Loans payable	9,18	610,267	20,689
Convertible debt	11	9,644,009	-
Lease liability	10	167,447	4,552
Derivative liability		-	4,827
Total liabilities		33,632,747	16,392,288
Stockholders’ equity:
Share capital		66,497,917	64,750,270
Notes and amounts receivable for equity issued	13,18	(115,294)	(1,062,062)
Warrant and option reserve		6,711,448	5,682,869
Shares to be cancelled		7,645	7,645
Obligation to issue shares		94,210	94,210
Accumulated other comprehensive loss		(15,473,230)	(4,009,997)
Accumulated deficit		(37,504,872)	(44,837,004)
Total stockholders’ equity		20,217,824	20,625,931
Total liabilities and stockholders’ equity		$53,850,571	$37,018,219

Nature of operations (Note 1)

Subsequent events (Note 23)

APPROVED BY THE BOARD OF DIRECTORS ON NOVEMBER 29, 2023:
“Arthur Halleran”	“David Thompson”
Director	Director

See accompanying notes to condensed consolidated interim financial statements.

2

TRILLION ENERGY INTERNATIONAL INC.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. dollars)

(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2023	2022	2023	2022

Revenue
Oil and gas revenue, net	20	$5,028,124	$1,077,770	$14,074,877	$3,589,368
Cost and expenses
Production		1,476,757	647,464	3,392,343	2,004,869
Depletion	6	571,183	62,888	3,510,104	211,761
Depreciation	7	47,095	12,541	173,342	56,517
Accretion of asset retirement obligation	12	59,899	64,402	168,346	147,307
Stock-based compensation	15,17	599,493	1,410,291	1,750,326	1,495,012
General and administrative	19	1,956,069	1,925,921	5,453,843	4,620,573
Geological and geophysical expenses		74,077	-	324,377	-
Total expenses		4,784,573	4,123,507	14,772,681	8,536,039
Income (Loss) before other income (expenses)		243,551	(3,045,737)	(697,804)	(4,946,671)

Other income (expense)
Interest income		19,437	8,992	46,342	44,067
Finance cost	9,10,11	(741,881)	(22,767)	(1,526,995)	(80,523)
Foreign exchange loss		(1,892,112)	907,864	(6,765,374)	1,236,484
Gain (loss) on debt settlement	9,13,17	(7,107)	(105)	(8,524)	71,131
Change in fair value of derivative liability	16	17	66,797	4,842	(294,373)
Provision for debt settlement agreement	18	-	(379,919)	-	(379,919)
(Loss) on impairment of assets held for sale	5	(859,198)	-	(859,198)	-
Gain (loss) on net monetary position		10,625,159	-	17,138,843	-
Total other income (expense)		7,144,315	580,862	8,029,936	596,867
Net income (loss)		7,387,866	(2,464,875)	7,332,132	(4,349,804)
Other comprehensive income (loss)
Foreign currency translation		(859,548)	(1,631,932)	(11,463,233)	(2,356,818)
Comprehensive income (loss)		$6,528,318	$(4,096,807)	$(4,131,101)	$(6,706,622)

Income (Loss) per share – Basic and diluted		$0.09	$(0.03)	$0.09	$(0.07)

Weighted average shares outstanding – Basic		77,841,478	74,306,082	77,314,593	58,056,336
Weighted average shares outstanding – Diluted		78,404,758	74,306,082	78,019,169	58,056,336

See accompanying notes to condensed consolidated interim financial statements.

3

TRILLION ENERGY INTERNATIONAL INC.

Condensed Consolidated Interim Statements of Stockholders’ Equity

(Expressed in U.S. dollars)

(Unaudited)

	Shares	Share capital	Warrant and option reserve	Receivables for equity issued	Obligation to issue shares	Shares to be cancelled	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance, December 31, 2021 (Restated)	37,033,958	$35,117,130	$1,165,170	$(1,193,641)	$7,450	$5,323	$(847,412)	$(38,715,250)	$(4,461,230)
Impact of change in functional currency	-	-	309,737	-	-	-	-	-	309,737
Issuance of common stock	35,838,968	29,097,585	2,253,535	-	-	-	-	-	31,351,120
Stock issuance costs	-	(2,658,065)	-	-	-	-	-	-	(2,658,065)
Stock issued for debt settlement	600,000	391,021	-	(18,168)	-	-	-	-	372,853
Stock issued for prepaid services	181,818	118,491	-	-	-	-	-	-	118,491
Shares issued for RSUs	140,000	92,171	27,789	-	(7,450)	-	-	-	112,510
Warrants exercised	831,150	936,725	(294,790)	-	-	-	-	-	641,935
Options exercised	145,000	120,147	(57,716)	-	6,574	2,338	-	-	71,343
Finder’s warrants issued	-	(1,782,560)	1,782,560	-	-	-	-	-	-
Stock to be issued for services	-	-	-	-	51,209	-	-	-	51,209
Options issued	-	-	305,193	-	-	-	-	-	305,193
Equity to be issued for settlement agreement	-	-	-	49,800	174,093	-	-	-	223,893
RSUs to be issued	-	-	-	-	971,621	-	-	-	971,621
Currency translation adjustment	-	-	-	-	-	-	(2,356,818)	-	(2,356,818)
Comprehensive loss	-	-	-	-	-	-	-	(4,349,804)	(4,349,804)
Balance, September 30, 2022	74,770,894	$61,432,645	$5,491,478	$(1,162,009)	$1,203,497	$7,661	$(3,204,230)	$(43,065,054)	$20,703,988
Balance, December 31, 2022	76,775,071	$64,750,270	$5,682,869	$(1,062,062)	$94,210	$7,645	$(4,009,997)	$(44,837,004)	$20,625,931
Warrants exercised	5,000	2,215	-	-	-	-	-	-	2,215
Options exercised	440,000	972,085	(429,221)	-	-	-	-	-	542,864
Stock issued for RSUs	565,355	560,945	(340,510)	-	-	-	-	-	220,435
Stock issued for debt settlement	150,000	212,402	-	-	-	-	-	-	212,402
Stock-based compensation - options	-	-	118,202	-	-	-	-	-	118,202
Stock-based compensation – RSU’s	-	-	1,595,374	-	-	-	-	-	1,595,374
RSU’s repurchased	-	-	(919,790)	604,537	-	-	-	-	(315,253)
Convertible debt – Equity component	-	-	1,004,524	-	-	-	-	-	1,004,524
Reduction of notes receivables	-	-	-	342,231	-	-	-	-	342,231
Comprehensive income	-	-	-	-	-	-	(11,463,233)	7,332,132	(4,131,101)
Balance, September 30, 2023	77,935,426	$66,497,917	$6,711,448	$(115,294)	$94,210	$7,645	$(15,473,230)	$(37,504,872)	$20,217,824

See accompanying notes to condensed consolidated interim financial statements

4

TRILLION ENERGY INTERNATIONAL INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	Nine months ended September 30,
	2023	2022
Operating activities:
Net income (loss) for the period	$7,332,132	$(4,349,804)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,750,326	1,495,012
Stock to be issued for services	-	98,492
Stock issued for services	-	51,208
Depletion	3,510,104	211,761
Depreciation	173,342	56,517
Accretion of asset retirement obligation	168,346	147,307
Accretion and accrued interest expense	966,338	27,486
Interest income	(16,845)	(42,229)
Change in fair value of derivative liability	(4,842)	294,373
Unrealized foreign exchange (gain) loss	-	(60,062)
Provision for settlement	-	379,919
(Gain) loss on debt settlement	8,524	(71,131)
Loss on impairment of assets held for sale	859,198	-
Gain on net monetary position	(17,138,843)	-

Changes in non-cash working capital items:
Restricted cash	-	1,518
Amounts receivable	2,467,182	(874,574)
Prepaid expenses and deposits	(204,012)	(4,690,853)
Accounts payable and accrued liabilities	(2,180,211)	1,854,362
Net cash provided by (used in) operating activities	(2,309,261)	(5,470,698)
Investing activities:
Property and equipment expenditures	(60,444)	(149,253)
Oil and gas properties expenditures	(20,791,190)	(13,202,574)
Changes in non-cash working capital items:
Amounts receivable	(546,089)	-
Prepaid expenses and deposits	(53,868)	-
Accounts payable and accrued liabilities	10,239,239	-
Net cash used in investing activities	(11,212,352)	(13,351,827)
Financing activities:
Proceeds from stock subscriptions received, net	-	28,693,056
Proceeds from exercise of options	542,864	28,071
Proceeds from exercise of warrants	2,215	450,735
Proceeds from loans payable	4,833,409	91,651
Repayments of loans payable	(2,482,417)	(648,621)
Repayment of notes receivable	80,991	-
Proceeds from convertible debt	10,359,397	-
Lease payments	(47,776)	(4,293)
Net cash provided by financing activities	13,288,683	28,610,599
Effect of exchange rate changes on cash and cash equivalents	65,563	818,976
Net increase (decrease) in cash and cash equivalents	(167,367)	10,607,050
Cash and cash equivalents, beginning of year	926,061	1,026,990
Cash and cash equivalents, end of year	$758,694	$11,634,040

5

TRILLION ENERGY INTERNATIONAL INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	Nine months ended September 30,
	2023	2022
Supplemental information:
Taxes paid	$-	$-
Interest paid on credit facilities	$70,699	$95,796
Non-cash investing and financing activities:
Stock issued for debt settlement	$212,402	$416,123
Stock issued for prepaid expenses	$-	$62,955
Right-of-use asset additions	$236,201	$-

See accompanying notes to condensed consolidated interim financial statements.

6

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

1.	Organization

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada from Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. The Company also has a registered office in Canada and Bulgaria. The Company was incorporated in Delaware in 2015. The Company’s shares trade on the OTCQB under the symbol “TRLEF” and trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “TCF”.

On January 21, 2022, the Company redomiciled from Delaware to a British Columbia corporation by way of an amalgamation transaction with the Company’s British Columbian subsidiary, Trillion Energy Inc. (the “Repatriation Transaction”). Pursuant to the Repatriation Transaction, for every one common stock of Trillion Energy International Inc., the shareholders will receive one common stock of Trillion Energy Inc. The Company will continue to operate and report under the name of Trillion Energy International Inc.

As a result of the Repatriation Transaction, the Company meets the definition of a foreign private issuer, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

On September 18, 2023, the Company consolidated its issued share capital on a ratio of five old common shares for every one new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation (the “Share Consolidation”).

2.	Basis of Presentation

(a)	Statement of Compliance

The unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of condensed interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Accordingly, certain disclosures included in annual financial statements have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company’s condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2022. In addition, the accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited financial statements for the year ended December 31, 2022 except for the items below.

7

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

2.	Basis of Presentation (continued)

Convertible debt

The components of the compound financial instrument (convertible debt) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. The conversion option that will be settled by the exchange of a fixed amount in cash for a fixed number of equity instruments of the Company is classified as an equity instrument. At the issue date, the liability component is recognized at fair value, which is estimated using the effective interest rate on the market for similar nonconvertible instruments. Subsequently, the liability component is measured at amortized cost using the effective interest rate until it is extinguished on conversion or maturity.

The value of the conversion option classified as equity is determined at the issue date, by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This amount is recognized in equity, net of tax effects, and is not revised subsequently. When the conversion option is exercised, the equity component of the convertible notes will be transferred to share capital. No profit or gain is recognized to the conversion or expiration of the conversion option.

Assets held for sale

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year from the date of classification.

Non-current assets held for sale are presented separately in current assets within the consolidated statement of financial position. Assets held for sale are measured at the lower of carrying amount and fair value less cost to sell, and are not depreciated, depleted or amortized. An impairment loss is recognized for any initial or subsequent write-down of the assets held for sale to fair value less costs to dispose. The comparative period consolidated statement of financial position is not restated.

Change in the basis of reserves

During the nine months ended September 30, 2023, the Company determined that the use of proved and probable reserves would be more appropriate and changed its basis of reserves from proved to proved and probable. A change in the basis of reserves constitutes a change in accounting estimate under IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and the effect of the change is recognised prospectively from the period in which the change has been made.

These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on November 29, 2023.

(b)	Basis of Presentation

These unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial liabilities, warrants and options, which are measured at fair value. These condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These condensed consolidated interim financial statements are presented in US dollars.

8

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

2.	Basis of Presentation (continued)

(c)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and the other entities that the Company controls in accordance with IFRS 10 – Consolidated Financial Statements. Control exists when the Company has power over an entity, when the Company is exposed, or has rights, to variable returns from the entity and when the Company has the ability to affect those returns through its power over the entity.

The Company’s subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control of such entity. Where necessary, adjustments are made to the financial statements of subsidiaries to align their accounting policies with those used by the Company. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Park Place Energy Corp. (“PPE Corp.”), Park Place Energy Bermuda (“PPE Bermuda”), BG Exploration EOOD (“BG Exploration”), and Park Place Energy Turkey (“PPE Turkey”). All intercompany balances and transactions are eliminated on consolidation.

The Company’s functional currency is the Canadian dollar. The functional currency of BG Exploration is the Bulgarian Lev, the functional currency of PPE Turkey is the Turkish Lira and the functional currency of PPE Corp and PPE Bermuda is the US dollar.

A portion of the Company’s exploration and development activities are conducted jointly with others. The joint interests are accounted for on a proportionate consolidation basis and as a result the condensed consolidated interim financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

Name of the joint arrangement	Nature of the relationship with the joint arrangement	Principal place of operation of joint arrangement	Proportion of participating share
South Akcakoca Sub-Basin (“SASB”)	Operator	Turkey	49%
Cendere	Participant	Turkey	19.6%

(d)	Hyperinflation

Due to various qualitative factors and developments with respect to the economic environment in Turkey, including but not limited to, the acceleration of multiple local inflation indices, the three-year cumulative inflation rate of the local Turkish wholesale price index exceeding 100% at the end of February 2022 and the significant devaluation of the Turkish Lira, Turkey has been designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes.

Accordingly, IAS 29, Financial Reporting in Hyper-Inflationary Economies was adopted by the Company in its financial statements and applied to these financial statements in relation to PPE Turkey which has a Turkish Lira functional currency. The financial statements are based on the historical cost approach in IAS 29.

The application of hyperinflation accounting requires restatement of PPE Turkey’s non-monetary assets and liabilities, equity and comprehensive income (loss) items from the original transaction date when they were first recognized into the current purchasing power which reflects a general price index current at the end of the reporting period. To measure the impact of inflation on its financial statements and results, the Company has elected to use the consumer price index (“CPI”) as published by the Turkish Statistical Institute “TURKSTAT”.

As per IAS 29, the condensed consolidated interim financial statements of the Company are presented in US dollars, a stable currency, and the comparative amounts do not require restatement.

9

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

2.	Basis of Presentation (continued)

(e)	Reclassification

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations or cash flow.

3.	Amounts Receivable

	September 30, 2023	December 31, 2022
Accounts receivable	$1,819,967	$4,207,739
GST receivable	15,073	71,284
Interest receivable	42,065	52,538
Due from related parties	31,439	3,913
Other	2,322	2,351
	1,910,866	4,337,825

4.	Prepaid expenses

	September 30, 2023	December 31, 2022
Exploration and production advances	$961,989	$871,527
Prepaid expenses	270,647	83,852
Prepaid taxes	22,704	7,433
	1,255,340	962,812

5.	Assets held for sale

In September 2023, management committed to a plan to sell left-over field equipment with a carrying amount of $2,863,994. Efforts to sell the equipment have started and a sale is expected by March 31, 2024. Accordingly, the equipment is presented as assets held for sale.

Impairment losses of $859,198 (2022 - $Nil) were recognized for the write-down of the assets held for sale to the lower of its carrying amount and its fair value less costs to sell. As at September 30, 2023, the value of the Company’s assets held for sale are $2,004,796 (December 31, 2022 - $Nil).

The non-recurring fair value measurement for the assets held for sale has been categorized as a Level 3 fair value and is based on management’s best estimate of the fair value of similar products in similar conditions in the marketplace.

10

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

6.	Oil and Gas Properties

	SASB	Cendere	Total
Cost
As at December 31, 2021	$1,398,676	$2,453,485	$3,852,161
Additions	44,369,191	-	44,369,191
JV Contribution	(6,656,785)	-	(6,656,785)
Change in ARO estimate	(3,865,772)	(5,562)	(3,871,334)
Currency translation adjustment	(4,748,897)	-	(4,748,897)
Impact of hyperinflation	837,908	110,090	947,998
As at December 31, 2022	31,334,321	2,558,013	33,892,334
Additions	52,274,476	-	52,274,476
JV Contribution	(31,483,286)	-	(31,483,286)
Change in ARO estimate and additions	(163,835)	-	(163,835)
Currency translation adjustment	(14,713,197)	-	(14,713,197)
Impact of hyperinflation	15,774,575	1,643,313	17,417,888
Reclassified as assets held for sale (Note 5)	(2,863,994)	-	(2,863,994)
As at September 30, 2023	$50,159,060	$4,201,326	$54,360,386

Accumulated depletion
As at December 31, 2021	$743,647	$1,687,901	$2,431,548
Depletion	1,263,556	187,476	1,451,032
Impact of hyperinflation	(34,215)	(5,825)	(40,040)
As at December 31, 2022	1,972,988	1,869,552	3,842,540
Depletion	3,444,974	65,130	3,510,104
As at September 30, 2023	$5,417,962	$1,934,682	$7,352,644

Net book value
As at December 31, 2022	$29,361,333	$688,461	$30,049,794
As at September 30, 2023	$44,741,098	$2,266,644	$47,007,742

Cendere oil field

The Cendere onshore oil field, which is located in South East Turkey has a total of 25 wells. The Cendere Field was first discovered in 1988. Oil production commenced during 1990. The operator of the Cendere Field is Türkiye Petrolleri Anonim Ortaklığı (“TPAO”). The Company’s interest is 19.6% for all wells except for wells C-13, C-15 and C-16, for which its interest is 9.8%.

The South Akcakoca Sub-Basin (“SASB”)

The Company owns offshore production licenses called the South Akcakoca Sub-Basin (“SASB”). The Company now owns a 49% working interest in SASB in partnership with TPAO. SASB has four producing fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The four SASB fields are located off the north coast of Turkey towards the western end of the Black Sea.

Management assesses each field for impairment indicators at each reporting date. As at September 30, 2023, no impairment indicators were identified.

11

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

7.	Property and Equipment

	Right-of-use asset	Leasehold improvements	Other Equipment	Motor Vehicles	Furniture	Total
Cost
As at December 31, 2021	$53,143	$138,450	$2,102	$140,365	$9,685	$343,745
Additions	-	42,699	289,640	332,528	32,061	696,928
Disposals	-	-	-	(64,588)	-	(64,588)
Currency translation adjustment	(5,293)	(2,890)	(31,002)	(37,147)	(2,147)	(78,479)
Impact of hyperinflation	2,599	8,103	72,597	87,626	5,318	176,243
As at December 31, 2022	50,449	186,362	333,337	458,784	44,917	1,073,849
Additions	236,201	15,434	11,791	14,221	18,998	296,645
Currency translation adjustment	(70,395)	(8,760)	(55,058)	(66,454)	(7,268)	(207,935)
Impact of hyperinflation	79,438	12,771	69,765	82,753	11,311	256,038
As at September 30, 2023	$295,693	$205,807	$359,835	$489,304	$67,958	$1,418,597

Accumulated depreciation
As at December 31, 2021	$35,758	$115,109	$1,922	$41,377	$2,445	$196,611
Depreciation	4,549	12,324	47,423	74,622	6,117	145,035
Impact of hyperinflation	(140)	(438)	(3,923)	(4,735)	(288)	(9,524)
As at December 31, 2022	40,167	126,995	45,422	111,264	8,274	332,122
Depreciation	34,388	12,084	53,231	64,187	9,452	173,342
As at September 30, 2023	$74,555	$139,079	$98,653	$175,451	$17,726	$505,464

Net Book Value
As at December 31, 2022	$10,282	$59,367	$287,915	$347,520	$36,643	$741,727
As at September 30, 2023	$221,138	$66,728	$261,182	$313,853	$50,232	$913,133

8.	Accounts Payable and Accrued Liabilities

	September 30, 2023	December 31, 2022
Accounts payable	$13,820,109	$8,376,620
Accrued liabilities	29,657	886,324
Payroll, withholding and sales tax liabilities	579,525	420,072
Cash calls received from JV partner	-	917,064
	14,429,291	$10,600,080

12

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

9.	Loans Payable

As at	September 30, 2023	December 31, 2022
Unsecured, interest-bearing loans at 10% per annum[1]	$-	$12,107
Unsecured, interest-bearing loan at 45.33% per annum[2]	21,353	56,537
Unsecured, interest-bearing loan at TLREF + 3.5944% per annum[3]	12,152	97,911
Unsecured, interest-bearing loan at 37.7% per annum[4]	40,091	-
Unsecured, interest-bearing loan at 6% per annum[7,8]	610,267	-
Unsecured, interest-bearing loan at 1% per month[6]	2,679,971	-
Total loans payable	3,363,834	166,555
Current portion of loans payable	(2,753,567)	(145,866)
Long-term portion of loans payable	$610,267	$20,689

(1)	Loans bearing interest accrue at 10% per annum are all unsecured. The loans matured between January and April 1, 2021 and thereafter were due on demand. During the nine months ended September 30, 2023, the Company made principal payments of $Nil (2022 - $135,868) and $Nil (2022 - $3,515) in interest payments. During the nine months ended September 30, 2023, the Company wrote off the remaining balance of $12,107.

(2)	On May 25, 2022, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺1,500,000 (or approximately US$91,961). The loan matures on May 23, 2024, and bears interest at 45.33% per annum. Principal and accrued interest are paid monthly. During the nine months ended September 30, 2023, the Company made $21,795 (2022 - $20,183) in principal payments and $13,647 (2022 - $13,169) in interest payments.

(3)	On November 23, 2022, Garanti Bank extended a short-term loan to Park Place Turkey Limited in the amount of ₺2,000,000 (or approximately US$107,356). The loan matures on November 23, 2023, and bears interest at the Turkish Lira Overnight Reference Rate (“TLREF”) plus 3.5944% per annum. Principal and accrued interest are paid monthly. During the nine months ended September 30, 2023, the Company made $69,131 (2022 - $nil) in principal payments and $4,539 (2022 - $nil) in interest payments.

(4)	On March 13, 2023, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺2,000,000 (or approximately US$105,386). The loan matures on March 12, 2024, and bears interest at 37.67% per annum. Principal and accrued interest are paid monthly. During the nine months ended September 30, 2023, the Company made $41,491 (2022 - $nil) in principal payments and $15,803 (2022 - $nil) in interest payments.

(5)	On February 1, 2023, the Company entered into an agreement with TR1 Master Fund to borrow $2,200,000. The loan was issued with a $200,000 discount and bears interest at a rate of 1% per month. The maturity date is April 1, 2024. In the event that the loan is repaid in full prior to the maturity date, the minimum interest payment on the loan is $100,000. Upon repayment of the loan at any time, the Company has to pay an exit fee of $50,000. The minimum interest payment and exit fee have been recorded on the consolidated statement of comprehensive loss as finance costs. If, during the period that any amount of the loan remains outstanding, the Company issues any equity, the Lender may demand repayment of all or part of the principal amount of the loan in an amount equal to the aggregate subscription price of the equity offering. On April 26, 2023, the Company repaid the loan in its entirety, including the minimum interest and exit fee.

13

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

9.	Loans Payable (continued)

(6)	On July 1, 2023, the Company entered into agreements with TR1 Master Fund to borrow US$1,065,000 and US$1,597,500. The loans were issued with a US$65,000 and US$97,500 discount, respectively, and bear an interest rate of 1% per month. The maturity date is December 31, 2023. In the event that the loan is repaid in full prior to the maturity date, the minimum interest payments on the loans are US$40,000 and US$60,000, respectively. The minimum interest payments have been recorded on the consolidated statement of comprehensive loss as finance costs. If, during the period that any amount of the loan remains outstanding, the Company issues any equity, the Lender may demand repayment of all or part of the principal amount of the loan in an amount equal to the aggregate subscription price of the equity offering. As at September 30, 2023, no repayments had been made.

(7)	On July 20, 2023, the Company entered into a promissory note with 1324025 BC Ltd for CAD$300,000 (USD$228,023). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid no later than December 31, 2024. During the 9 month period ended September 30, 2023, CAD$20,864 (USD$15,361) of the principle had been applied against amounts owed by the note holder.

(8)	On September 1, 2023, the Company entered into a promissory note with 2476393 Alberta Ltd for CAD$546,000 (USD$402,115). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid no later than December 31, 2024. As at September 30, 2023, no repayments had been made.

10.	Leases

The Company leases certain assets under lease agreements. During the nine months ended September 30, 2023, the Company entered into three new office leases in Turkey, commencing January 1, 2023, February 15, 2023 and March 1, 2023, respectively. The leases all have a five-year term.

Lease liabilities are measured at the commencement date based on the present value of future lease payments. As the Company’s lease did not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The Company used a discount rate of 35% in determining its lease liabilities. The discount rate was derived from the Company’s assessment of its borrowings in Turkey.

Lease liability	September 30, 2023	December 31, 2022
Beginning balance	$8,609	$15,324
Additions, cost	236,201	-
Interest expense	36,710	1,378
Lease payments	(84,486)	(5,499)
Foreign exchange impact	(2,192)	(2,594)
Ending balance	$194,842	$8,609

As at September 30, 2023, the Company’s lease liability is as follows:

Lease liability	September 30, 2023	December 31, 2022
Current portion of operating lease liability	$27,395	$4,057
Long-term portion of operating lease liability	167,447	4,552
	194,842	$8,609

Future minimum lease payments to be paid by the Company as a lessee as of September 30, 2023 are as follows:

14

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

10.	Leases (continued)

Operating lease commitments and lease liability
2023	$27,820
2024	86,175
2025	84,488
2026	86,163
2027	60,921
Total future minimum lease payments	345,567
Discount	(150,725)
Total	$194,842

During the nine months ended September 30, 2023, $25,610 (2022 - $13,224) of short-term leases were expensed to the statements of loss and comprehensive loss.

11.	Convertible debentures

On April 20, 2023, the Company entered into an agreement to issue 15,000 units of the Company (the “Units”) at a price of CAD$1,000 per unit, for gross proceeds of CAD$15,000,000. Each Unit will consist of CAD$1,000 principal amount secured convertible debenture (“Debenture”) and 333 common share purchase warrants of the Company (the “Warrants”). Each Warrant will be exercisable for one common share of the Company at an exercise price of CAD$2.50 and shall have an expiry date of June 29, 2025.

The Debentures will mature on April 30, 2025 (the “Maturity Date”) and will accrue interest at the rate of 12% per annum, payable semi-annually. The Company has the ability to redeem the Debentures at any time between the dates if April 30, 2024 and April 30, 2025 at a redemption price of 105% of the principal amount plus any accrued interest. At the holders’ option, the Debentures may be converted into common shares of the Company at any time, up to the earlier of the Maturity Date and the redemption of the Debentures, at a conversion price of CAD$3.00 per common share.

The convertible debentures were determined to be a financial instrument comprising a host debt component, a conversion feature classified as equity, and freestanding warrants classified as equity. The warrants and conversion features were determined to be equity components because the exercise prices are denominated in the functional currency of the Company. Thus, the instrument meets the criterion of an equity instrument.

The Company paid an underwriting fee of CAD$1,045,000 (US$775,748) and issued 300,000 broker warrants (the ‘Broker Warrants”) in conjunction with the financing. The Broker Warrants are exercisable for one common share of the Company at an exercise price of CAD$2.50 and shall have an expiry date of April 20, 2025. The fair value of the Broker Warrants was estimated to be $216,777 and was determined using the Black-Scholes Option Pricing Model using the following assumptions: risk-free interest rate: 3.77%, expected volatility: 100.96%, dividend yield: 0% and expected life: 2 years.

On initial recognition, the proceeds were first allocated to the fair value of the host debt component, calculated using a market interest rate of 16%, which is the market interest rate of a debt instrument with similar terms but without the equity conversion feature. The residual proceeds were then allocated to the conversion feature and warrant equity components using the relative fair value method.

The relative fair value of the warrants and conversion features were determined using the Black-Scholes Option Pricing Model using the assumptions set out as follows:

15

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

11.	Convertible debentures (continued)

April 20, 2023
Risk-free interest rate	3.86%
Expected volatility	101.71 – 119.94%
Dividend yield	0%
Expected life	2.03 - 2.19 years

A continuity schedule of the Company’s convertible debt is as follows:

Balance as at January 1, 2023	$-
Issued	11,135,145
Transaction costs	(992,525)
Transaction costs allocated to equity	77,086
Relative fair value of conversion feature	(369,181)
Relative fair value of Warrants	(495,653)
Accretion	367,363
Interest	598,975
Impact of foreign currency adjustment	(85,196)
Balance as at September 30, 2023	$10,236,014

Current	$592,005
Long-term	$9,644,009

12.	Asset Retirement Obligations

The following is a continuity of the Company’s asset retirement obligations:

	September 30, 2023	December 31, 2022
Beginning balance	$5,316,470	$8,993,108
Additions	598,358	-
Accretion expense	164,947	264,075
Impact of hyperinflation	(4,177)	(69,379)
Change in estimate	(762,192)	(3,871,334)
Ending balance	$5,313,406	$5,316,470

The Company’s asset retirement obligations (“ARO”) result from its interest in oil and gas assets including well sites. The total ARO is estimated based on the Company’s net ownership interest in all sites, estimated costs to reclaim and abandon these wells and the estimated timing of the costs to be included in future years. The Company estimated the total undiscounted amount required to settle the ARO as at September 30, 2023 is $15.9 million (December 31, 2022 - $14.4 million). The ARO is calculated using an inflation rate of 2.5% (December 31, 2022 – 2.5%) and discounted using an interest free rate of 4% (December 31, 2022 – 3.91%) between 10 and 20 years.

13.	Notes and Amounts Receivable for Equity Issued

	September 30, 2023	December 31, 2022
Notes receivable	$1,189	$1,000,122
Amounts receivable	114,105	61,940
	115,294	$1,062,062

16

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

13.	Notes and Amounts Receivable for Equity Issued (continued)

The notes receivable bear interest at 5% and are due between September 30, 2021, and July 31, 2023.

The amounts receivable are non-interest bearing and due on demand.

The following is a continuity of the Company’s notes and other receivables:

	Notes receivable	Amounts receivable	Total
Balance, December 31, 2021	$1,158,832	$34,809	$1,193,641
Additions	-	51,659	51,659
Repayments	(136,611)	(24,528)	(161,139)
Write-off	(22,099)	-	(22,099)
Balance, December 31, 2022	1,000,122	61,940	1,062,062
Repayments	(281,480)	(46,640)	(328,120)
Settled through RSU repurchase (Note 17)	(604,537)	-	(604,537)
Write-off	-	(14,111)	(14,111)
Balance, September 30, 2023	$114,105	$1,189	$115,294

During the nine months ended September 30, 2023, the interest income totaled $15,304 (2022 - $39,424). As at September 30, 2023, accrued interest of $42,065 (December 31, 2022 - $52,538) was included in amounts receivable (Note 4).

14.	Common Stock

The Company has an unlimited number of common shares authorized with no par value. As at September 30, 2023, 77,935,426 common shares were issued and outstanding (December 31, 2022 – 76,775,071).

For the nine months ended September 30, 2023

During the nine months ended September 30, 2023, the Company issued 150,000 shares with a fair value of $212,402 to settle debt of $195,290 and recognized a loss on the settlement of $17,112.

During the nine months ended September 30, 2023, the Company issued 565,355 shares for RSU’s which were granted and vested in previous periods.

During the nine months ended September 30, 2023, 5,000 warrants with an exercise price of $0.60 CAD (approximately US$0.50) were exercised for gross proceeds of $3,000 CAD (US$2,215).

During the nine months ended September 30, 2023, the Company issued shares for the exercise of options as follows:

●	40,000 common shares for the exercise of 40,000 options at $0.75 CAD (approximately US$0.60) for cash proceeds of $30,000 CAD (US$21,872). As a result, $18,475 was transferred from option reserves to share capital; and
●	70,000 common shares for the exercise of 70,000 options at $2.20 CAD (approximately US$1.65) for cash proceeds of $154,000 CAD (US$113,717). As a result, $72,050 was transferred from option reserves to share capital.
●	70,000 common shares for the exercise of 70,000 options at $0.80 CAD (approximately US$0.60) for cash proceeds of $56,453 (US$42,000). As a result, $35,174 was transferred from option reserves to share capital.
●	60,000 common shares for the exercise of 60,000 options at $0.75 CAD (approximately US$0.55) for cash proceeds of $45,000 (US$33,479). As a result, $29,939 was transferred from options reserves to share capital.

17

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

14.	Common Stock (continued)

●	200,000 common shares for the exercise of 200,000 options at $2.20 CAD (approximately US$1.65) for cash proceeds of $440,000 CAD (US$331,796). As a result, $273,583 was transferred from options reserves to share capital.

For the nine months ended September 30, 2022

During the nine months ended September 30, 2022, the Company issued shares for the exercise of warrants as follows:

●	122,650 common shares for the exercise of 122,650 warrants at $0.50 CAD (approximately US$0.40) for cash proceeds of $61,325 CAD (US$48,120). As a result, $70,995 was transferred from warrant reserves to common stock and share premium;
●	150,000 common shares for the exercise of 150,000 warrants at $0.40 for cash proceeds of $60,000;
●	9,500 common shares for the exercise of 9,500 warrants at $2.25 CAD (approximately US$1.65) for cash proceeds of $21,375 CAD (US$16,101). As a result, $1,159 was transferred from warrant reserves to common stock and share premium;
●	49,000 common shares for the exercise of 49,000 warrants at $1.00 CAD (approximately US$0.80) for cash proceeds of $49,000 CAD (US$37,225); and
●	250,000 common shares for the exercise of 250,000 warrants at $1.55 CAD (approximately US$1.15) for cash proceeds of $387,500 CAD (US$289,289). As a result, $222,636 was transferred from warrant reserves to common stock and share premium.

During the nine months ended September 30, 2022, the Company issued shares for the exercise of options as follows:

●	40,000 common shares pursuant to the exercise of 40,000 options at $0.80 CAD (approximately US$0.60). In lieu of cash, debt owed to the equity holder was settled in the amount of $31,137 CAD (US$24,000). Pursuant to the issuance, $30,085 CAD (US$23,190) was transferred from option reserves to common stock and share premium;
●	55,000 common shares for the exercise of 55,000 options at $0.50 CAD (approximately US$0.40) for $36,500 CAD (US$28,071). As a result, $31,920 was transferred from option reserves to common stock and share premium. As at September 30, 2022, common shares had not been issued for the exercise of 90,000 stock options and $6,574 is recorded as an obligation to issue shares. 6,000 common shares were issued in error as it pertains to the exercise of these options. As a result, $2,338 was recorded in shares to be cancelled; and
●	50,000 common shares pursuant to the exercise of 50,000 options at $0.50 CAD (approximately US$0.40). In lieu of cash, debt in the amount of $25,000 CAD (US$19,270) was settled. Pursuant to the issuance, $18,473 CAD (US$14,239) was transferred from option reserves to common stock and share premium.

In March 2022, the Company issued 21,331,588 units at $0.825 CAD per unit for gross proceeds of $17,598,610 CAD ($13,886,226 USD) pursuant to the closing of a non-brokered private placement. Each unit comprises one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share for $2.25 CAD for two years from the date of the closing of the offering. As the fair value of the common shares on the same date exceeded the issuance price, no residual value was assigned to the warrants. Cash finder’s fee of $1,397,495 CAD ($1,108,790 USD) were paid and 1,501,357 finder’s warrants were issued with a fair value of $995,775. The finder’s warrants have the same terms as the warrants attached to the units. The Company also issued 600,000 units for debt settlement of $472,001 CAD ($391,021 USD) under the same terms of the private placement financing with no loss or gain recognized.

On March 1, 2022, the Company entered into a consulting agreement with a third party. Pursuant to the consulting agreement, the Company would issue 40,000 common shares for the consulting services received in March 2022. The amount of $51,208 was expensed and included in consulting services on the consolidated statement of loss and comprehensive loss for the nine months ended September 30, 2022.

18

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

14.	Common Stock (continued)

On March 17, 2022, the Company issued 181,818 units for prepaid services valued at $150,000 CAD ($118,491 USD). During the nine months ended September 30, 2022, $150,000 ($118,491 USD) was expensed and included in investor relations on the consolidated statements of loss and comprehensive loss.

On March 17, 2022, the Company issued 140,000 shares, 10,000 of which relate to the vesting of restricted stock units granted in 2021 and 130,000 relating to the granting and vesting of restricted stock units during the period ended June 30, 2022. The value of the restricted stock units granted during the period ended June 30, 2022 is $107,250 CAD ($92,171 USD). $7,450 of the share-based compensation was recorded in the prior year. The share-based compensation for the six months ended September 30, 2022 totaled $84,721.

On June 29, 2022, the Company completed a short form prospectus, issuing 14,507,380 units of the Company at a price of $1.55 CAD (approximately US$1.20) per unit for aggregate gross proceeds of up to $22,486,439 CAD (approximately US$17,408,856). Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each warrant will be exercisable to purchase one common share of the Company at an exercise price of $2.50 CAD (approximately USD$1.95) until June 29, 2025. A value of $0.20 CAD was allocated to each warrant based on the residual method.

Cash finder’s fee of $1,994,906 CAD ($1,549,196 USD) were paid and 850,288 finder’s warrants were issued with a fair value of $1,014,290 CAD ($787,785 USD). The finder’s warrants are exercisable to purchase units, with each unit consisting of one common share and one-half share purchase warrant of the Company at an exercise price of $1.55 CAD (approximately USD$1.20) until June 29, 2025. Each warrant is exercisable at $2.50 CAD (approximately USD$1.80) until June 29, 2025.

On July 18, 2022, the Company issued 250,000 common shares for the exercise of 250,000 warrants at $0.40 for prepaid services valued at $100,000. During the nine months ended September 30, 2022, $37,045 was expensed and included in investor relations on the consolidated statement of loss and comprehensive loss. As at September 30, 2022, $62,955 was included in prepaid expenses and deposits on the consolidated statement of financial position. As the warrants were liability classified, the fair value of the shares of $121,604 was transferred to share premium

On August 18, 2022, the Company entered into a settlement agreement with the former Chief Financial Officer of the Company upon resignation, whereupon the Company will issue/pay:

●	65,000 common shares with a fair value of $94,300 (not issued as at September 30, 2022);
●	$210,000 in cash to be paid as follows:

○	$110,000 paid upon execution of the agreement (Paid);
○	$50,000 to be paid on or before January 31, 2023 (Unpaid as at September 30, 2022);
○	$50,000 to be paid on or before March 31, 2023 (Unpaid as at September 30, 2022);

●	40,000 RSUs with a fair value of $58,031 for services rendered as a director (not issued as at September 30, 2022);
●	15,000 RSUs with a fair value of $21,761 for services rendered as an audit committee member (Not issued as at September 30, 2022);

19

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

15.	Stock Options

The Board of Directors adopted the Trillion Energy International Inc. 2022 Long-Term Incentive Equity Plan (the “2022 Plan”) effective as of December 1, 2022. The 2022 Plan permits grants of stock options and restricted stock awards and other stock-based awards.

Under the 2022 Plan, the maximum number of shares of authorized stock that may be delivered is 10% of the total number of shares of common stock issued and outstanding of the Company as determined on the applicable date of grant of an award under the 2022 Plan. Under the 2022 Plan, the exercise price of each option shall be determined by the Board, subject to any applicable Exchange approval or rules, at the time any option or other stock-based award is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange. The vesting schedule for each option or other stock-based award shall be specified by the Board of Directors at the time of grant, subject to any applicable Exchange approval or rules.

A continuity of the Company’s outstanding stock options for the nine months ended September 30, 2023 and the year ended December 31, 2022 is presented below:

	Number of options	Weighted average exercise price (USD)
Outstanding, December 31, 2021	1,528,000	$0.60
Granted	1,442,000	1.35
Exercised	(669,000)	1.00
Expired	(1,000)	3.70
Outstanding, December 31, 2022	2,300,000	$0.95
Exercised	(440,000)	1.22
Outstanding, September 30, 2023	1,860,000	$0.87
Exercisable, September 30, 2023	1,860,000	$0.87

At September 30, 2023 the Company had the following outstanding stock options:

Outstanding	Exercise Price (USD)	Expiry Date	Vested
240,0000	0.60	October 24, 2023	240,000
660,000	0.55	September 19, 2024	660,000
128,000	0.29	July 31, 2025	128,000
512,000	1.10	July 26, 2025	512,000
50,000	1.40	June 6, 2026	50,000
150,000	1.62	October 27, 2025	150,000
70,000	1.62	December 9, 2024	70,000
150,000	1.62	December 9, 2025	150,000
1,860,000			1,860,000

As at September 30, 2023, the weighted average remaining contractual life of outstanding stock options is 1.33 years (December 31, 2022 – 2.09 years).

For the nine months ended September 30, 2023, the Company recognized $118,202 (2022 - $Nil) in stock-based compensation expense for options granted and vested. At September 30, 2023, the Company has $Nil (December 31, 2022 - $123,873) in unrecognized compensation expense related to stock options.

No stock options were granted during the nine months ended September 30, 2023.

20

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

16.	Warrants

A continuity of the Company’s outstanding share purchase warrants for the nine months ended September 30, 2023 and the year ended December 31, 2022 is presented below:

	Number of warrants	Weighted average exercise price (USD)
Outstanding, December 31, 2021	1,568,866	$0.50
Issued	21,011,038	1.70
Exercised	(2,185,366)	0.65
Expired	(7,000)	0.35
Outstanding, December 31, 2022	20,387,538	$1.72
Issued	5,306,000	1.84
Exercised	(5,000)	0.45
Expired	(10,000)	1.60
Outstanding, September 30, 2023	25,678,538	$1.74

At September 30, 2023, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
4,341,088	2.25 CAD	March 15, 2024
676,788	2.25 CAD	March 16, 2024
590,909	2.25 CAD	March 17, 2024
2,122,825	2.25 CAD	March 18, 2024
4,286,351	2.25 CAD	March 24, 2024
530,600	2.25 CAD	March 28, 2024
300,000	2.50 CAD	April 20, 2025
12,529,690	2.50 CAD	June 29, 2025
300,288	1.55 CAD	June 29, 2025
25,678,539

As at September 30, 2023, the weighted average remaining contractual life of outstanding warrants is 1.12 years (December 31, 2022 – 1.71 years).

The Company had previously issued warrants in connection with private placements, or debt settlements where the exercise price of such warrants was denominated in USD. As such the warrants were classified as derivate liabilities. As at September 30, 2023, the fair value of the warrants were remeasured at $Nil as all the warrants had expired. The Company recognized a gain on the fair value change of $4,827 (2022 - loss of $294,373) for the nine months ended September 30, 2023.

The following is a continuity of the Company’s derivative warrant liability:

Total
Balance, December 31, 2021	$472,899
Effect of change in functional currency	(309,006)
Exercise of warrants	(822,950)
Change in fair value of derivative	686,504
Foreign currency translation	(22,620)
Balance, December 31, 2022	$4,827
Change in fair value of derivative	(4,827)
Balance, September 30, 2023	$-

21

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

17.	Restricted Stock Units

During the 9 months ended September 30, 2023, the Company granted RSUs as follows:

●	On January 1, 2023, the Company granted 110,400 RSU’s which vest quarterly beginning January 1, 2023.
●	On May 11, 2023, the Company granted 601,000 RSU’s which vested immediately.
●	On July 6, 2023, the Company granted 75,000 RSU’s, which vested immediately.
●	On September 2, 2023, the Company granted 75,464 RSU’s, which vested immediately.
●	On September 15, 2023, the Company granted 452,785 RSU’s, which vested immediately.

For the nine months ended September 30, 2023, the Company recognized $1,632,124 (2022 - $1,323,671) in stock-based compensation expense for RSUs granted and vested.

	Number of unvested restricted stock units	Weighted average fair value per award
Balance, December 31, 2021	–	$–
Granted	885,012	0.80
Vested	(885,012)	0.80
Balance, December 31, 2022	–	–
Granted	1,314,649	2.00
Vested	(1,287,049)	2.00
Balance, September 30, 2023	27,600	2.00

The Company previously granted certain RSU’s whereby the holder has the right and option to require the Company to withhold up to one third of the RSU shares awarded to pay the cash equivalent of the market price of the shares on the date of vesting. As a result, a portion of the value of the RSU’s is recorded as a RSU obligation liability. As at September 30, 2023, the balance of the RSU obligation was $95,360.

During the nine months ended September 30, 2023, the Company repurchased 667,868 RSU’s for $993,136, equaling the fair value of the Company’s shares at the time of repurchase and did not recognize any gain or loss on the transaction. As a result of the transaction, the Company recognized a reduction to equity of $919,789 and a reduction to the RSU obligation liability of $73,346. Outstanding notes receivable of $604,537 were settled through the RSU’s repurchased (Note 13).

As at September 30, 2023, the Company had 580,850 RSU’s (December 31, 2022 – 3,375,062) outstanding.

18.	Related Party Transactions

At September 30, 2023, accounts payable and accrued liabilities included $195,004 (December 31, 2022 - $210,070) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the nine months ended September 30, 2023, management fees and salaries of $637,116 (2022 - $537,227), director fees of $122,400 (2022 - $54,000), and stock-based compensation of $1,233,552 (2022 - $1,401,090) were incurred to related parties.

During the nine months ended September 30, 2022, the Company issued 202,000 shares to directors for RSU’s which were granted and vested in previous periods.

During the nine months ended September 30, 2023, the Company issued 80,000 shares with a fair value of $115,304 to a director to settle debt of CAD$160,000 (US$ $118,261) and recognized a gain on the settlement of $2,957. During the nine months ended September 30, 2022, the Company issued 400,000 units for the settlement of accounts payable owed to related parties in the amount of $242,513, resulting in no gain or loss.

22

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

18.	Related Party Transactions (continued)

During the nine months ended September 30, 2023, the Company repurchased 586,868 RSU’s from directors and recognized a reduction to equity of $799,212 on the transaction. $473,331 of the RSU’s repurchased was applied against outstanding notes receivable.

As at September 30, 2023, notes receivable included $Nil (December 31, 2022 - $450,325) due from related parties. The amounts previously receivable were unsecured, bear interest at 5% per annum and mature one to two years from issuance.

As at September 30, 2023, notes payable included CAD$546,000 (USD$402,115) (December 31, 2022 - $Nil) due to related parties. The note payable wis unsecured, bears interest at 6% per annum and matures on December 31, 2024.

19.	General and Administrative

	For the nine months ended
	September 30, 2023	September 30, 2022
Salaries and compensation	$4,244,413	$2,431,533
Professional fees	555,396	525,971
Investor relations	174,364	511,576
Office	170,795	630,662
Advertising	121,374	353,143
Filing and transfer fees	86,686	92,574
Travel	77,041	33,160
Penalties	19,819	30,652
Bank charges and other	3,955	11,302
	$5,453,843	$4,620,573

20.	Segmented Information

During the nine months ended September 30, 2023 and the year ended December 31, 2022, the Company’s operations were in the resource industry in Turkey with head offices in Canada and a satellite office in Sofia, Bulgaria.

	Canada	Turkey	Bulgaria	Total
Nine months ended September 30, 2023
Revenue	$-	$14,074,877	$-	$14,074,877
Finance cost	1,500,066	26,929	-	1,526,995
Depletion	-	3,510,104	-	3,510,104
Depreciation	6,374	166,968	-	173,342
Accretion of asset retirement obligation	-	168,346	-	168,346
Stock-based compensation	1,750,326	-	-	1,750,326
Loss on debt extinguishment	8,524	-	-	8,524
Loss on impairment of assets held for sale	-	859,198	-	859,198
Gain on net monetary position	-	(17,138,843)	-	(17,138,843)
Net income (loss)	(6,048,983)	13,387,193	(6,078)	7,332,132
As at September 30, 2023
Non-current assets	$36,293	$47,884,582	$-	$47,920,875

23

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

20.	Segmented Information (continued)

	Canada	Turkey	Bulgaria	Total
Nine months ended September 30, 2022
Revenue	$-	$3,589,368	$-	$3,589,368
Financing cost	52,097	28,426	-	80,523
Depletion	-	211,761	-	211,761
Depreciation	2,687	53,830	-	56,517
Accretion of asset retirement obligation	-	147,307	-	147,307
Stock-based compensation	1,495,012	-	-	1,495,012
Gain on debt settlement	(71,131)	-	-	(71,131)
Net income (loss)	(4,744,762)	396,467	(1,509)	(4,349,804)
As at December 31, 2022
Non-current assets	$42,762	$30,748,759	$-	$30,791,521

The Company’s breakdown of net revenue by product segment is as follows:

	For the nine months ended
	September 30, 2023	September 30, 2022
Oil	$2,145,495	$3,107,151
Gas	11,929,382	482,217
	$14,074,877	$3,589,368

The Company incurs royalties of 12.5%. During the nine months ended September 30, 2023, the Company paid royalties totaling $1,976,338 (2022 - $412,233).

21.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to support its business plan, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in business environment. To maintain or adjust the capital structure, the Company may issue new shares through private placement, incur debt or return capital to members.

The Company is dependent upon external financings to fund activities. In order to carry future projects and pay administrative costs, the Company will utilize its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

22.	Financial Instruments and Risk Management

The Company is exposed, through its operations, to the following financial risks:

a)	Market risk
b)	Credit risk
c)	Liquidity risk

24

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

22.	Financial Instruments and Risk Management (continued)

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies, and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these Financial Statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous reported periods unless otherwise stated in the note. The overall objective of management is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as foreign currency exchange, interest rates and equity price risk.

Foreign currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company and its subsidiaries are exposed to currency risk as it has transactions denominated in currencies that are different from their functional currencies. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

As at September 30, 2023, the Company’s significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $1,229,491 at September 30, 2023 (December 31, 2022 - $30,435).

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate because of changes in market interest rates. The interest earned on cash is insignificant and the Company does not rely on interest income to fund its operations. The Company does not have significant debt facilities and is therefore not exposed to interest rate risk.

Other price risk:

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company does not hold equity investments in other entities and therefore is not exposed to a significant risk.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and amounts receivable which consists primarily of trade receivables and GST receivable and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. Exposure to credit loss notes and amounts receivable for equity issued is limited by entering into these types of transactions with related parties and entities that are well known to the Company.

25

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

22.	Financial Instruments and Risk Management (continued)

The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkey. The other customer provides letters of credit to be used by the Company in the event of default. As at September 30, 2023, all of the Company’s trade receivables are current (< 30 days outstanding).

The Company’s maximum credit exposure is $2,669,560 (December 31, 2022 - $5,263,886).

c)	Liquidity risk

Liquidity risk arises from the Company’s general and capital financing needs. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities, when feasible. The Company anticipates increases in revenue in future periods resulting from the completion of an additional well subsequent to the period end. Historically, the Company’s sources of funding has been through equity and debt financings. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

The table below summarizes the maturity profile of the Company’s contractual cashflows.

As at September 30, 2023	Less than 1 year	1 – 2 years		Later than 2 years	Total
Accounts payable and accrued liabilities	$14,429,291	$		$-	$14,429,291
Loans payable	2,753,567		610,267	-	3,363,834
Lease liability	27,395		167,477	-	194,872
RSU obligation	95,360		-	-	95,360
Convertible debt	592,005		9,644,009	-	10,236,014
Total liabilities	$17,897,618		$10,421,753	$-	$28,319,371

As at December 31, 2022	Less than 1 year	1 - 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	$10,600,080	$-	$-	$10,600,080
Loans payable	145,866	20,689	-	166,555
Lease liability	4,807	4,807	-	9,614
RSU obligation	295,747	-	-	295,747
Derivative liability	-	4,827	-	4,827
Total liabilities	$11,046,500	$30,323	$-	$11,076,823

23.	Subsequent Events

Subsequent to September 30, 2023, the Company issued common shares pursuant to the following:

●	1,257,450 common shares relating to the vesting of RSUs.

On November 28, 2023, the Company completed a short form prospectus, issuing 36,057,934 common shares of the Company at a price of $0.30 CAD (approximately US$0.22) per common share for aggregate gross proceeds of $10,817,380 CAD (approximately US$7,896,474).

Cash finder’s fee of $630,518 CAD ($460,266 USD) were paid and 2,101,726 finder’s warrants were issued. The finder’s warrants are exercisable to purchase one common share of the Company at an exercise price of $0.30 CAD (approximately USD$0.22) until November 28, 2025.

26